Exhibit 2.5

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Independent Opinion

ENGLISH TRANSLATION OF ITALIAN ORIGINAL
STUDIO NOTARILE MARCHETTI
VIA AGNELLO, 18 – 20121 MILAN

MR PIERGAETANO MARCHETTI – NOTARY	TELEPHONE: 02.72.02.18.46
MS RENATA MARIELLA – NOTARY	FAX: 02.86.46.32.74
MR CARLO MARCHETTI – NOTARY
MS CARLOTTA MARCHETTI - NOTARY	e-mail: segreteria@marchettilex.it
----------	TAX CODE/VAT NO. 04255350151
Mr Matteo Sant’Ambrogio
Mr Andrea De Costa
Mr Martino Liva
Ms Camilla Poggiani
Ms Ludovica Mazzola

Telecom Italia Media S.p.A.

The Board of Directors
The Common Representative

Re: Merger with Telecom Italia

Milan, 24 March 2015

Independent Opinion

I - The matter at hand.
1. The Boards of Directors of Telecom Italia S.p.A.  (Telecom Italia) and Telecom Italia Media S.p.A. (TEM) have started the corporate process for the completion of a merger by incorporation of the second into the first (the Merger). Within the context of the Merger, we have been asked to examine the preliminary drafts of the merger plan with a view to giving an opinion on whether or not the savings shareholders of TEM are likely to suffer prejudice that would require approval of the related special shareholders' meeting pursuant to Art. 2376 of the Italian Civil Code.

2. In immediately mentioning the conclusions we have drawn, we should point out that we believe that the Merger does not cause any prejudice pursuant to art. 2376 of the Italian Civil Code to savings shareholders, and that, therefore, approval of the related plan need not be subject to approval by the special category shareholders' meeting. The notes below set out the arguments we believe support the conclusion drawn and explained above.

II – The significant prejudice pursuant to art. 2376 of the Italian Civil Code: statutorily-recognized prejudice and de facto prejudice.
3. The starting point for the investigation is the observation - peaceably accepted in literature and case law - whereby not all types of prejudice are significant in accordance with Art. 2376 of the Italian Civil Code, but only that referred to in literature as "statutorily-recognized prejudice". Any "de facto prejudice" that the savings shares may suffer as a result of a given corporate operation, on the other hand, is not concerned by said provision and, therefore, does not require the approval of the special category shareholders' meeting: and this, it is repeated, is a position that is entirely peaceable and undisputed in literature and case law (see, for example, Grosso, Categorie di azioni ed assemblee speciali, Giuffrè, Milan, 1999, p. 173 et seq. and Court of Milan, 26 May 1990, Giur. it., 1991, I, 2, p. 590).

4. We must therefore ask ourselves what the characteristics  of statutorily-recognized prejudice, and de facto prejudice really are. We have statutorily-recognized prejudice, and as such prejudice that is potentially significant, where the rights incorporated into a certain category of shares are prejudiced, "impaired" by a certain meeting resolution. One typical case is that of the shareholders' meeting resolution that, for example, reduces the amount of the privilege due to savings shares, establishing - for example - that they shall no longer be due 5% of a certain amount, but rather 3%. Clearly, such a resolution would directly affect the set of rights incorporated into the share, and, therefore, would require approval of the category shareholders' meeting.

5. Differently, on the other hand, is de facto prejudice, which, as we have mentioned, by unanimous opinion is not significant pursuant to Art. 2376 of the Italian Civil Code. This is any prejudice that is merely potential deriving from a resolution that does not affect, in itself, the set of rights incorporated into the share, but rather "weakens" - we must repeat: merely potentially - the actual, effective, concrete expectations of savings shareholders. As has been stressed in literature, the notion of de facto prejudice refers, in fact, to "simple expectations or positions of fact" of the shareholder, expectations and positions that the law in itself does not protect, considering any change to such as part of normal business risk (see above all Costi, Aumento di capitale, categorie di azioni e assemblee speciali, in Giur. comm, 1990, I, p. 563). This is the case, for example, of the resolutions that, once the preferential profits have been paid, withhold the residual profit achieved by way of reserve: clearly, such a resolution reduces the remuneration expectations of special categories of shares that find themselves unable to share in residual profits; this does not, however, constitute actual significant prejudice because it does not affect the property rights incorporated into the share, but only the actual, effective expectations of the savings shareholders. And, moreover, it is a de facto prejudice that is suffered by any shareholder, indeed, which affects ordinary shares even more severely, as they do not enjoy any preferential profits.

6. Please note that the hypotheses that give rise to possible de facto prejudices, and which, therefore, are irrelevant, also include variations in the "weighting" of a given shareholder in the ownership structure or category to which it belongs. Thus, and merely by way of example, it has been asserted that the hypothetical loss by a shareholder, as a result of certain corporate events, of its controlling position in the category does not constitute significant prejudice: thus it is excluded that "the rights incorporated in the shares held by the majority shareholder include a "right to the controlling position" within the category" (Costi, Aumento di capitale, categorie di azioni e assemblee speciali, cit., p. 567).

7. Along these lines, we note, moreover, that by majority opinion to date, including in case law, resolutions not constituting significant prejudice also include all those resolutions that result in an alteration of the existing proportion of the various different share categories. Italian law, according to an opinion that we share, does not protect a "right to ranking", i.e. the right not to have the overall weighting of the share category altered with respect to all existing shares. This is the position, amongst others, taken by the aforementioned Court of Milan on 08 July 2004, in Giur. it., 2005, p. 306, which specifically clarified that "the figure of the so-called "right to ranking" ... is not borne out by any provision of law. In fact, the only prejudice of which [one]could fundamentally complain... is that of rights, suffered by the savings shareholders category". And indeed, the opinion expressed in another ruling does not differ greatly, said ruling established the irrelevance of an issue of new savings shares in favour not of the pre-existing savings shareholders but rather of ordinary shareholders (this was, more specifically, a hypothesised conversion), with consequent dilution of the position of the pre-existing savings shareholders (Court of Vicenza, 10 February 2003, in Banca, borsa, tit. cred., 2004, II, p. 574).

8. The non-existence of any "right to ranking" and, therefore, to maintaining the proportion of savings shares and other categories of shares unaltered is, moreover, positively set out by Art. 145, last subsection of the CLFI.

Effectively, this provision establishes that in the event of an increase in capital in option, if no savings shares are issued, the preferential subscription right of these is satisfied with the offer of (other) savings shares, of privileged shares "or rather" of ordinary shares, with no mention of the need for a special shareholders' meeting. And this means that the rights of the savings shares are not damaged if new shares are offered in other categories, thereby consequently and necessarily altering the ratio of the category of savings shares and the other share categories.

This principle has, moreover, also been recently stressed by Italian Law Decree no. 91 of 24 June 2014, converted into Italian Law no. 161 of 11 August 2014, which introduces an Art. 127-sexies of the CLFI in which it is established that, if the listed company "inheriting" multiple-voting shares issued prior to listing does not avail itself, in the event of a share capital increase or other operations such as merger or breakup, of the "faculty to maintain the ratio between categories unaltered", this does not make (“excludes” the provision reads) it necessary to have "approval of the resolutions" that do not maintain the proportions "in accordance with Art. 2376" by the special shareholders' meeting. This is unequivocal, very clear textual confirmation of the non-existence of the right to maintain the proportions between categories of shares and, therefore, of the lack of any need for approval by the special meeting of the category of shareholders whose weighting is reduced.

III – The specific case.
9. Moving on, therefore, to analyse the specific Merger in question, it must be stressed that the plan envisages an exchange ratio for the savings shares of 0.47 new savings shares in Telecom Italia for each 1 savings share held in TEM. In accordance with the company bylaws (Art. 6), the Telecom Italia savings shares assign their owners the right to receive preferential profits equal to five percent of the amount of 0.55 euros, and a so-called "differential" privilege equal to two percent of said same amount of 0.55 euros. The TEM savings shares, on the other hand, assign (Art. 6) their owners the right to receive preferential profits equal to five percent of the amount of 0.30 euros, and a "differential" privilege equal to two percent of said same amount of 0.30 euros.

10. And yet, in view of the literature and case law specified above, it must be noted that the Merger does not damage or "impair" the rights incorporated into TEM savings shares, indeed, quite the opposite. TEM shareholders in fact receive shares - savings shares in Telecom Italia - that incorporate rights that are certainly no worse, indeed, which are better, than those of the savings shares in TEM. With the Merger, therefore, the savings shareholders of TEM replace shares with certain equity privileges with other shares with greater privileges; this excludes that any significant statutorily-recognised prejudice may be recognised in the operation,  pursuant toArt. 2376 of the Italian Civil Code, and, therefore, excludes any need for a special shareholders' meeting called to approve the Merger. As we have in fact stressed, the significant prejudice in accordance with Art. 2376 can only be prejudice that "hits" the rights incorporated into the share, rights that in our case, however, by contrast, improve. On this point, we should note that the most rigorous  literature also considers as significant any "statutorily- recognised" prejudice but which is "indirect" and, therefore prejudice affecting the rights incorporated into the share as an "indirect" effect of a certain resolution: this is the typical case of the creation of a new category of special shares with preferential rights with respect to those of the pre-existing category (see, most recently, Abriani, Partecipazione azionaria, categorie, strumenti finanziari, in Le società per azioni, by Abriani – Ambrosini – Cagnasso – Montalenti, Cedam, Padua, 2010, p. 271). But in these terms too, the case of the Telecom Italia/TEM Merger lies outside the area of prejudice, even as regards "indirect" prejudice, considering that, it must be repeated, the savings shareholders of TEM are not at all "overtaken" by a share category with "stronger" rights, but, by contrast, become a part thereof.

11. Nor indeed, to refute the conclusion we have drawn, does the observation apply whereby the number of shares that the savings shareholder receives with the Merger is less than the number of shares it had before and that the amount in absolute value of the preferential right to profits included in the share package of the individual shareholder reduces. On the one hand, in fact, the situation may at most result in a loss of "weighting" of the TEM savings shareholders overall, a loss that, for the reasons explained above, does not give rise to any significant prejudice pursuant to Art. 2376 of the Italian Civil Code. On the other hand, and above all, those signalled are in actual fact the entirely normal, physiological consequences of the application of the merger exchange ratio, which, as known, must look at the reciprocal, effective value of the two companies. The above circumstances (reduction in the number of shares held and reduction in absolute terms of the preferential profits included in the shareholder's share package) do not, therefore, bring about any significant prejudice, first and foremost because the absolute value of the privilege incorporated into the individual share, as has been repeatedly observed, even grows and secondly - above all - because these circumstances constitute the necessary, physiological need, weighed against the fact that the shareholders of the incorporated company become part of a broader company with greater equity wealth, better profitability prospects, and so on. Clearly, in turn, the exchange ratio may be assessed more or less favourably by the shareholders of one or the other company and one or the other share categories: but these considerations certainly do not involve any existence of a prejudice pursuant to Art. 2376 of the Italian Civil Code, which assumes a damage of rights incorporated into the share, which, in the case at hand, does not take place.

12. This point is worthy of further reflection. The exchange ratio of the shares - in our case, savings shares - must be determined by examining the mutual effective value of the companies involved in the merger, or better of the respective shares. This means that where the individual share of the company being incorporated has a value that is lower than that of the individual share of the incorporating company, the exchange ratio must be lower than 1:1, in the sense that the shareholder of the company being incorporated must be assigned a smaller number of shares than that possessed previously. In the event of savings shares with a preferential privilege, and, therefore, the right to receive a certain fixed amount of the profits, the application of an exchange ratio below par then entails always and in any case the reduction of the fixed amount of the preferential privilege with reference to the share package of each shareholder and, therefore, even when the savings shares allocated as an exchange have identical unitary privileges to those of the company being incorporated. This is, we should stress, the normal, physiological effect of the exchange ratio. But then, of the two, there must be one: either it is considered - as indeed it is correct to consider - that such an effect does not come under the scope of significant prejudice pursuant to Art. 2376 of the Italian Civil Code, or we hypothesise the existence of a veto right of the special category shareholders' meeting for each merger in which the value of the special share of the company being incorporated is lower than that of the special share of the incorporating company. This latter position has never been sustained in literature nor applied in practice.

13. The fact that the normal operation of the mechanism characteristic of the merger - and, therefore, the exchange ratio - cannot constitute prejudice of category, is a fact that is fully shared in literature. Thus there is textual denial, for example, of "the existence of a legally significant prejudice [when] the old savings shares suffer "the competition" of the new homogeneous category shares of the incorporating company already existing" given that this is the effect of the normal "compression" of the corporate position that stems from the existence of the exchange ratio and that, therefore, no "special" prejudice can be configured of the individual share category (Bianchi, La congruità del rapporto di cambio nella fusione, ed. Il Sole 24 Ore, Milan, 2002, p. 122 et seq.). In the same way, it has been stressed that "we should not, however, go further in the teleological interpretation of the provision examined (Art. 2376), to also include resolutions affecting the interests, albeit differentiated, of the holders of a certain category of shares, which are connected, however, to the organisation of the company and not to relations between different share categories... Therefore, there is no need for a resolution of approval by the special shareholders' meeting if there is an extraordinary transaction (capital increase, merger or other) that effectively reduces the specific weighting of the special shareholders, or the economic interest connected with the investment, but not by virtue of a modification of "category rights"”. (Libertini, Mirone and Sanfilippo, Commento sub art. 2376, in Commentario romano al nuovo diritto delle società, directed by D’Alessandro, Piccin, Padua, 2010, p. 832). Or, again, it has been pointed out that "in the case of resolutions passed by the general shareholders' meeting that are justified by a specific interest of the company and business needs, and which put all shareholders on the same level... this cannot constitute any right of veto pursuant topursuant to Art. 2376 of the Italian Civil Code with the majority of shareholders that were previously "privileged" (Maugeri, Delibera di fusione, categorie di azioni e assemblee speciali, in Il diritto delle società oggi. Studi in onore di Zanarone, directed by Benazzo - Cera - Patriarca, Utet, Turin, 2011, p. 548 et seq.).

14. Lastly, and merely to ensure a complete report, it should be noted that the conclusions drawn are not affected by the fact that for savings shares, a different exchange ratio is envisaged with respect to that of ordinary shares. The difference, in fact, is again simply the result of the application of the criterion used to define the exchange ratio, a criterion that, as we read in the director's report, has considered the market discount assigned to the savings shares. Once again, therefore, it is certainly not a condition causing any damage to the special rights incorporated in the savings share, rather, it is a consequence of the assessment made at the time the exchange rate was defined; an assessment such that, for the reasons given, may result in different opinions by the various parties concerned, but which cannot give rise to the real remedy envisaged by Art. 2376 of the Italian Civil Code.

/s/ Mr Carlo Marchetti	/s/ Mr Piergaetano Marchetti

Mr Carlo Marchetti	Mr Piergaetano Marchetti